80

04016836

VF 5-7-04

[...]TATES
[...]IANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-38647

RECEIVED MAY 0 8 2004 SECTION PROCESSING WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 3/1/03 (MM/DD/YY) AND ENDING 2/29/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO EQUITIES, INC. dba CUE

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 N. Central Ave., Suite 200
(No. and Street)

Phoenix (City) Arizona (State) 85012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Melby 602-252-0911
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson LLP
(Name – *if individual, state last, first, middle name*)

1860 W. University, Ste 108 (Address) Tempe, (City) Arizona (State) 85281 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim Sollenberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO Equities, Inc. dba CUE, as of Februray 29, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Arizona
Maricopa County
Lois Richardson
Expires November 04, 2006

Signature

Chairman
Title

Lois Richardson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO EQUITIES, INC. dba CUE
Phoenix, Arizona

STATEMENT OF FINANCIAL CONDITION
February 29, 2004

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Board of Directors
CUSO Equities, Inc. dba CUE
Phoenix, Arizona

We have audited the accompanying statement of financial condition of CUSO Equities, Inc. dba CUE as of February 29, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CUSO Equities, Inc. dba CUE as of February 29, 2004, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Tempe, Arizona
March 25, 2004

CUSO EQUITIES, INC. dba CUE
STATEMENT OF FINANCIAL CONDITION
February 29, 2004

ASSETS

Cash and cash equivalents	$	757,249
Investments		3,300
Commissions receivable		88,088
Other receivables		8,327
Income taxes receivable		15,419
Prepaid expenses		28,480
TOTAL ASSETS	$	900,863

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	45,420
Commissions payable		174,029
Total liabilities		219,449
STOCKHOLDER'S EQUITY		
Common stock, no par value, 1,000,000 shares authorized and 100,000 shares issued, 95,750 outstanding		100,000
Additional paid in capital		40,000
Retained earnings		616,002
Treasury stock, 4,250 shares		(74,588)
Total stockholder's equity		681,414
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	900,863

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements

CUSO EQUITIES, INC. dba CUE
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
February 29, 2004

ORGANIZATION

CUSO Equities, Inc. dba CUE is wholly owned by CUE Financial Group, Inc., which is a wholly owned subsidiary of CUE Resources, Inc.

CUSO Equities, Inc. dba CUE is a broker-dealer whose business encompasses primarily the sale of publicly traded securities, mutual funds and variable annuities. The Company is licensed to do business in 33 states. On transactions involving publicly traded securities, the Company functions as the introducing broker and communicates trade orders for its customers through a correspondent broker. For the year ended February 29, 2004, commissions on mutual funds accounted for approximately 37%, stocks and bonds approximately 26%, and variable annuities approximately 37% of total revenue.

CASH AND CASH EQUIVALENTS

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

INVESTMENTS

Investments consist of warrants to purchase 300 shares of a stock. Neither the warrants nor the stock is presently marketable, nor are the stock and warrants listed on any stock exchange. The investment is reported at cost since fair market value cannot be determined.

REVENUE RECOGNITION

Commission income from publicly traded securities transactions is recorded on the trade date.

TREASURY STOCK

Treasury stock is accounted for at cost.

INCOME TAXES

CUSO Equities, Inc. dba CUE files consolidated tax returns with CUE Resources, Inc. and CUE Financial Group, Inc. Income taxes are allocated using the separate tax return liability method.

USE OF ESTIMATES IN PREPARING THE STATEMENT OF FINANCIAL CONDITION

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect certain reported amounts and disclosures. Actual results could differ from those estimates.

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENT
February 29, 2004

NOTE 1 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At February 29, 2004, the Company had net capital of $585,056, which was in excess of its required net capital of $100,000. (See Note 5.)

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company reimburses CUE Financial Group, Inc. for office operation expenses and executive compensation incurred on its behalf. For the year ended February 29, 2004, the Company reimbursed CUE Financial Group, Inc. $2,236,158 for these expenses

NOTE 3 – COMMISSIONS RECEIVABLE

Management believes that the commissions receivable at February 29, 2004 will be collected within one year and, accordingly, no allowance for uncollectible accounts has been established.

NOTE 4 –INCOME TAXES RECEIVABLE

Income taxes receivable consist of overpayments of 2003 federal and state estimated taxes.

NOTE 5 – NET CAPITAL

Net capital is computed as follows:

Stockholder's equity, total capital		$ 681,414
Deduct non-allowable assets:		
Prepaid expenses	$ 28,480	
Commissions receivable	49,159	
Income taxes receivable	15,419	
Securities not readily marketable	3,300	
		96,358
Net capital		585,056
Minimum dollar net capital requirement		100,000
Excess net capital		$ 485,056

CUSO EQUITIES, INC. dba CUE
NOTES TO FINANCIAL STATEMENT
February 29, 2004

NOTE 6 – LITIGATION

The Company is a defendant in a lawsuit filed by one of its customers for alleged guarantees regarding an investment account. The suit asks for actual and punitive damages totaling $100,000 plus commissions, interest, and attorneys' fees. The Company believes the suit is completely without merit and intends to vigorously defend its position.

NOTE 7 – COMMITMENTS

The Company entered into an agreement with a retired sales representative to pay him trailing commissions on the book of business that he brought to the Company. The commissions paid during the year ended February 29, 2004 totaled $4,462. The terms of the agreement and future commission rate structure are being renegotiated.

The Company entered into an agreement in June 2001 with a consultant for management advisory and business advice pertaining to securities and investment products as well as marketing and client retention. The remaining contract runs through May 31, 2011 and requires monthly payments of $17,917 through May 31, 2004, $14,167 through May 31, 2005, and $4,167 through May 31, 2011. For the fiscal year ended 2004, the Company paid the consultant approximately $220,100.